Sarah M. Patterson

Managing Director

General Counsel for Individual Markets and Assistant Secretary

Legal Department

Direct Dial: (860) 325-1538

July 30, 2024

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549-8629

Re:          Forethought Life Insurance Company

Registration Statement on Form S-1 (File No. 333-276707) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts, Individual Single Premium Deferred Index-Linked Annuity Contracts

Dear Ms. Rowland:

On January 26, 2024, Forethought Life Insurance Company (the “Company,” “we,” “us,” “our”) filed the above-referenced registration statement (the “Registration Statement”) for the ForeStructured Growth II and the ForeStructured Growth II Advisory Contracts (the “Contracts”), a new product offering by the Company. Previously, on May 9 and June 26, 2024, the Company filed correspondence responding to staff comments. On July 12, 2024, via telephone, you provided additional staff comments on the Registration Statement. Below please find the staff’s additional comments in bold followed by the Company’s responses thereto. The Company has separately provided you with a draft revised prospectus reflecting the Company’s responses to the staff’s additional comments, as applicable, as well as other changes to be reflected in the next pre-effective amendment filing. The Company intends to request acceleration of effectiveness for no later than August 12, 2024.

COMMENTS

1.	Throughout the prospectus, with respect to disclosure regarding the maximum potential loss for a negative MVA, please generally revert the disclosure to indicate that the maximum potential loss for the Indexed Strategies is 100%, without reference to non-forfeiture provisions. In the context of MVAs, given that the Indexed Strategies do not provide for any guarantees of principal or earnings, the staff believes that 100% loss disclosure most clearly conveys the risk of loss.

The prospectus has been revised accordingly.

2.	For the section “Access To Your Money During The Accumulation Period – Market Value Adjustment”:

a.	Please revise the disclosure to make clearer that the Standard Nonforfeiture Law for Individual Deferred Annuities applies to the One-Year Fixed Strategy as opposed to the Indexed Strategies, and limit non-forfeiture disclosure to the One-Year Fixed Strategy.

b.	Please delete all disclosure about the Contract’s non-forfeiture provisions for the Indexed Strategies. Given that the Indexed Strategies do not provide for any guarantees of principal or earnings in the context of MVAs, as well as the potential for investor confusion, non-forfeiture disclosure for Indexed Strategies should not be included in the prospectus.

c.	With respect to disclosure regarding the non-forfeiture rate for the One-Year Fixed Strategy, please state more clearly that the rate is a positive percentage.

d.	Please more closely tie disclosure regarding the 87.5% initial minimum non-forfeiture amount to the general discussion of minimum non-forfeiture. Otherwise, they may be confused as different concepts.

The prospectus has been revised accordingly.

3.	Referencing the Company’s response to Comment 1 in the letter dated June 26, 2024, please confirm that the contemplated financial intermediary appendix will specify the applicable variations (i.e., not include generic disclosure).

Subject to any subsequent guidance from the Commission or staff that provides otherwise, the Company confirms that the applicable variations will be disclosed with specificity.

*   *   *

Thank you for conveying the Commission staff’s comments. The Company appreciates the Commission staff’s attention to this filing. Please let the undersigned know if you have any questions.

Kind Regards,

/s/ Sarah M. Patterson

Forethought Life Insurance Company

Managing Director, General Counsel for Individual Markets, and Assistant Secretary